DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
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99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

AM MAIN

-CHOME
.07-0052

3A CHATER ROAD
HONG KONG

02015654

File No. 82-5151

March 5, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefónica Data Brasil Holding S.A. Announces the Minutes of the 10th Extraordinary Meeting of the Board of Directors"* dated March 3, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

Telefônica

TELEFÔNICA DATA BRASIL HOLDING S/A

ANNOUNCES THE MINUTES OF THE 10th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

March 03, 2002. (03 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo – Brazil), (March 03, 2002) -- Telefônica Data Brasil Holding S/A announces the Minutes of the 10th Extraordinary Meeting of the Board of Directors held on February 26, 2002.

1. DATE, TIME and PLACE: February 26, 2002, at 4:00 PM, extraordinarily at Rua Martiniano de Carvalho, No. 851 – 21st floor, São Paulo – SP.

2. COMPOSITION OF THE TABLE: Eduardo Fernando Caride – President of the Board, Fernando Xavier Ferreira – Vice-President of the Board, and João Carlos de Almeida, Secretary

3. CALL: The meeting was called upon the presence of Directors of the Board and Finance Committee members, the underwriters of these minutes. The quorum was present according to the Bylaws.

Messrs. Luiz Carlos Marques and Jaime Sampaio Mendonça as representatives of Arthur Andersen S/C, and Mr. Luis Sanchez Chico, in his capacity of representative of the company's accounting department, were also present at the meeting.

4. RESOLUTIONS: The Directors present, by unanimity of votes and without any objections, resolved as follows:

4.1. ACCOUNTS FOR THE 2001 FISCAL YEAR: The Annual Management's Analysis and Discussion Report and the Board of Director's Accounting Report related to the 2001 fiscal year, consubstantiated in the Financial Statement prepared under the terms of Chapters XV and XVI of Law No. 6.404/76, including the Annual Balance Sheet and TELEFÔNICA DATA BRASIL HOLDING S.A.'s individual and consolidated statements of December 31, 2001, complemented by Explanatory Notes. The Opinion submitted by Arthur Andersen S/C, the company's Independent Auditing Firm, was attached to such documents. Such opinion was written under the following terms: (1) We inspected TELEFÔNICA DATA BRASIL HOLDING S.A.'s individual, consolidated, and controlled balance sheets (controller) of December 31, 2001, and the corresponding income statements of the alterations of net assets and origins and resource applications related to the period between January 30 to December 31, 2001, prepared under its Management's responsibility. Our duty is to express an opinion regarding

such accounting statements; (2) Our inspection was undertaken according to the Brazilian Auditing rules, which includes: (a) the activities plan, considering the relevance of balances, the volume of transactions and the accounting and internal control systems; (b) the performance of tests to verify the evidence and records that support the published amounts and accounting information; and (c) the evaluation of the most significant accounting practices and estimates that are adopted by the Company's Management, as well as the presentation of accounting statements taken jointly; (3) In our opinion, the above referenced accounting statements adequately represent, in all relevant aspects, TELEFÔNICA DATA BRASIL HOLDING S.A's individual, consolidated and controlled asset and financial position as of December 31, 2001, the results of its operations, the alterations to its net assets and the origins of its resource investments related to the period between January 30 to December 31, 2001, *according to the accounting principles emanated from the Brazilian Tax* Legislation. São Paulo, February 6, 2002 – Arthur Andersen S/C – CRC 2SP000123/O – 1/Luiz Carlos Marques – Officer Partner in-Charge – Accountant – CRC 1SP147693/O5. The Proposal for the allocation of results was included along with the Financial Statements, with the following content: **MANAGEMENT'S PROPOSAL FOR ALLOCATION OF THE RESULT FOR THE 2001 FISCAL YEAR – Messrs. Members of the Board of Directors:** According to the legal provisions that rule the matter, this Board proposes to you that the Losses for the Period in the mount of twenty-two million, nine hundred thousand and eighty-one reais and nine centavos (R$ 22.900.081,09) be registered into the Accumulated Losses Account, and it shall not integrate the Legal Reserve, under the terms of art. 193 of Law 6.404/76, nor shall it provide for the payment of dividends.

4.2 Proposal for Capital Increase for capitalization of the credits on behalf of Telefônica Data Brasil Ltda.: Submitted for approval of the Proposal for Capital Increase for capitalization of the credits on behalf of Telefônica Data Brasil Ltda. as written next: "**Dear Messrs. Members of Telefônica Data Brasil Holding S.A.'s Board of Directors:** Telefônica Data Brasil Holding S.A.'s Decision-Making Body submits for resolution by you the proposal to elevate the company's share capital economic figures, by private subscription, upon the capitalization of the future capital increases advances – AFAC made by Telefônica Data Brasil Ltda., according to the conditions proposed below. We preliminary propose the issuance of five hundred and seventy-seven billion, four hundred and eighty-eight million, forty thousand and three hundred and twenty-five (577.488.040.325) new shares without par value, being one hundred and ninety-three billion, three hundred and ninety-three million, six hundred and sixty-one thousand and nine hundred and five (193.393.661.905) registered common shares and three hundred and eighty-four billion, ninety four million, three hundred and seventy-eight thousand and four hundred and twenty (384.094.378.420) registered preferred shares. Please note that this issuance is proportional to the different classes of shares currently issued, without altering any rights of preferred shares. The global value proposed for the corporate capital increase totals four hundred and ninety-five million, eighty thousand and four hundred and ninety-six reais, and ninety-seven centavos (R$ 495.080.496,97), being that the issuance price for the new shares will be of zero pint eight five seven three reais (R$ 0,8573) per tranche of 1000 common or preferred shares and were based in the estimated average market price (negotiated prices and quantities) for the last twenty (20) trading days of Bovespa, immediately before and up to February 22. According to the provisions of article 171 of the Brazilian Corporations Law, a term of thirty (30) days shall be granted for the exercise of the right of preference, paid in full on the date of execution of the Subscription Report. Since it deals with the capitalization of advances for future capital increases, the full payment of the shares subscribed shall be effected to the order of the Telefônica Data Brasil Ltda. If this proposal is approved, the company's corporate capital shall be increased from two hundred and seven million, seven hundred and ninety-nine thousand, three hundred and seventy-seven reais and ninety-five centavos (R$ 207.799.377,95) to seven hundred and two million, eight hundred and seventy-nine thousand, eight hundred and seventy-four reais and ninety-two centavos (R$ 702.879.874,92), being divided into one trillion, seventy-one bullion, one hundred and fifty-

three million, three hundred and eighty-five thousand and nine hundred and sixty-two (1,071,153,385,962) registered shares, of which three hundred and fifty-eight billion, seven hundred and sixteen million, one hundred and thirty-one thousand and four hundred and thirty-one (358.716.131.431) are common shares and seven hundred and twelve bullion, four hundred and thirty-seven million, two hundred and fifty-four , five hundred and thirty-one (712.437.254.531) are preferred shares, all without par value. Thus, after the company's Finance Committee evaluates this proposal, under the terms of the attached opinion, we will be also submitting it to you Messrs. Members of the Board of Directors for resolution". After examination, the Directors present decided unanimously to approve the whole content of the Proposal for Capital Increased for the capitalization of Credits on behalf of Telefônica Data Brasil Ltda., hereinbefore written.

4.3 GENERAL MEETING – The company is authorized to proceed with the call of the General Meeting of the Shareholder and, if necessary, it may be held in an Ordinary or Extraordinary cumulative character, which is expected to take lace on April 3, 2002, in order to decide over matters that were submitted for approval by this meeting, as well as to resolve those that may be deemed necessary, under the terms of the legal and statutory provisions. It is hereby consigned for such purpose that the President of the Decision-Making Body may formalize and/or consubstantiate all acts and documents necessary for its finalization.

5. APPROVAL AND SIGNATURES: After the order of the day is fulfilled, the minutes were read, approved and signed by those present. São Paulo, February 26, 2002. (aa) Eduardo Fernando Caride **President of the Board;** Fernando Xavier Ferreira - **Vice-President of the Board;** Antonio Viana-Baptista; Manoel Luiz Ferrão de Amorim; Mateo Fernando Budinich Díez; Roberto José Maris de Medeiros; Javier Nadal Arino; Carlos Masetti Junior; Alvaro Julio Badiola Guerra. **Finance Committee:** Emilio Yoshiyuki Aoki; Carlos Alberto Cardozo; Antonio José Coronetti; Adriana Pallis Romano.

João Carlos de Almeida
Secretary of the Board of Directors